SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                              SCANVEC AMIABLE, LTD.

                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (Title of Class of Securities)

                                    M82400108

                                 (CUSIP Number)

                                   DAVID FUCHS
                               BRIDGES & PIPES LLC
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 581-5150

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  MAY 28, 2004

             (Date of Event which requires filing of this statement)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.


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


      * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
          I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES  ONLY)

          BRIDGES & PIPES LLC
          IRS NO.:  72-1538933
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) /   /
                                                                      (B) /   /
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)            /   /
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
NUMBER OF SHARES      (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED BY EACH              146,956
REPORTING PERSON      ----------------------------------------------------------
WITH                  (8)  SHARED  VOTING  POWER
                           0
                      ----------------------------------------------------------
                      (9)  SOLE DISPOSITIVE POWER

                           146,956
                      ----------------------------------------------------------
                     (10)  SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     146,956
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              /   /
         EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT



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

      This Amendment No. 2 (this "Amendment") to Schedule 13D amends the
Schedule 13D originally filed with the Securities and Exchange Commission on April 19, 2004 (as amended by Amendment No. 1 to Schedule 13D filed on April 23, 2004, "Schedule 13D") by BRIDGES & PIPEs LLC, a New York limited liability company ("Bridges & PIPEs"), with respect to the beneficial ownership of Ordinary Shares, nominal value 1.0 New Israeli Shekel per share ("Ordinary Shares"), of Scanvec Amiable, Ltd., an Israel corporation ("Scanvec" or "Issuer"). Capitalized terms used but not otherwise defined herein shall have the same respective meanings herein as are ascribed to such terms in the
Schedule 13D.

      Those Items of the Schedule 13D set forth below are hereby amended and supplemented as follows:


ITEM 5            INTEREST  IN  SECURITIES  OF  THE  ISSUER.

      (a) As a result of a series of sales and a purchase of Ordinary Shares by Bridges & PIPEs occurring between May 28, 2004 and July 9, 2004, as more particularly described in Item 5(c) below, as of the close of business on July 15, 2004 Bridges & PIPEs beneficially owns directly 146,956 Ordinary Shares. The 146,956 Ordinary Shares beneficially owned directly by Bridges & PIPEs constitute approximately 2.2% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 6,770,000 outstanding Ordinary Shares as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004 (the "Issuer's Form 10-QSB").

      (b) Bridges & PIPEs has the sole power to dispose or to direct the disposition of, and to direct the vote of, 146,956 Ordinary Shares.

      (c) On May 28, 2004, Bridges & PIPEs purchased in an open market transaction 2,000 Ordinary Shares at a per Ordinary Share purchase price of $1.10. On July 6, 2004, Bridges & PIPEs sold in an open market transaction 20,000 Ordinary Shares at a per Ordinary Share sale price of $1.20. On July 7, 2004, Bridges & PIPEs sold in an open market transaction 50,000 Ordinary Shares at a per Ordinary Share sale price of $1.19. On July 9, 2004, Bridges & PIPEs sold in an open market transaction 153,000 Ordinary Shares at a per Ordinary Share sale price of $1.095.

      (d) Not applicable.

      (e) On July 7, 2004 Bridges & PIPEs ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares of Scanvec outstanding as of such date.


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

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2004                               BRIDGES & PIPES LLC

                                                    By: /s/ David Fuchs
                                                       -------------------------
                                                    Name:   David Fuchs
                                                    Title:  Managing Member


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